Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com
March 14, 2019
VIA EDGAR
Ashley Vroman-Lee, Esq., Senior Counsel
Megan Miller, Senior Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OFS Credit Company, Inc.
Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2
(File Nos. 333-228463 and 811-23299)
Dear Ms. Vroman-Lee and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on March 13, 2019 regarding pre-effective amendment no. 3 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

1.
The Staff notes that there is no incentive fee shown on the Statement of Operations, but there is disclosure in the notes to the financial statements indicating that the Fund’s investment adviser agreed to waive the incentive fee for the period from October 10, 2018 through October 31, 2018 and the waived incentive fee was $0. Please confirm to the Staff that the incentive fee and the waiver, if any, have been reflected on the Statement of Operations on a gross basis.

Response: The Fund confirms to the Staff on a supplemental basis that the incentive fee and waiver were both zero for the period from October 10, 2018 through October 31, 2018 and, therefore, the incentive fee and waiver are reflected on the Statement of Operations on a gross basis. The Fund expects to incur incentive fees in future periods, and will present such fees, and any waivers thereof, on a gross basis in the statement of operations for the applicable period.

2.	Please add a separate Financial Highlights section to the Prospectus.

Response: The Fund has added a separate Financial Highlights section to the Prospectus in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad Bulkin at (202) 383-0815.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

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